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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Generex Biotechnology Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
371485103
(CUSIP Number)
March 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	371485103

1	NAMES OF REPORTING PERSONS Cranshire Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,899,463

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER

6,899,463

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,899,463 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	371485103

1	NAMES OF REPORTING PERSONS Downsview Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,899,463

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER

6,899,463

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,899,463 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO; HC

CUSIP No.	371485103

1	NAMES OF REPORTING PERSONS Mitchell P. Kopin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,899,463

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER

6,899,463

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,899,463 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN; HC

Item 1.
(a)	Name of Issuer
Generex Biotechnology Corporation (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices:
33 Harbour Square, Suite 202
Toronto, Ontario, Canada M5J-2G2
Item 2.
(a)	Name of Person Filing

(b)	Address of Principal Business Office or, if none, Residence

(c)	Citizenship
This Schedule 13G is being filed on behalf of (i) Cranshire Capital, L.P., an Illinois limited partnership (“Cranshire”), (ii) Downsview Capital, Inc., an Illinois corporation (“Downsview”), and (iii) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin,” together with Cranshire and Downsview, the “Reporting Persons”).
The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
The principal business office of all of the Reporting Persons is 3100 Dundee Road, Suite 703, Northbrook, Illinois 60062.
(d)	Title of Class of Securities
Common stock, par value $0.001 per share, of the Issuer (the “Common Stock”)
(e)	CUSIP Number
371485103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a) and (b):
Each of the Reporting Persons may be deemed to beneficially own 6,899,463 shares of Common Stock, including (i) 4,132,231 shares of Common Stock issuable upon conversion of a Senior Secured Convertible Note (the “Note”), (ii) 170,068 shares of Common Stock issuable upon exercise of a warrant (the “Warrant”) and (iii) 1,273,058 shares of Common Stock issuable upon exercise of a Series A Warrant (the “Series A Warrant”), in each case, held by Cranshire, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 5.9% of the shares of Common Stock, based on (1) 111,675,275 shares of Common Stock issued and outstanding as of March 31, 2008, plus (2) (A) 4,132,231 shares of Common Stock issuable upon conversion of the Note, (B) 170,068 shares of Common Stock issuable upon exercise of the Warrant and (C) 1,273,058 shares of Common Stock issuable upon exercise of the Series A Warrant, in each case, held by Cranshire. The foregoing excludes: (x) an aggregate of 3,874,363 shares of Common Stock issuable upon exercise of warrants held by Cranshire because each of such warrants contain a blocker provision under which the holder thereof does not have the right to exercise such warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.99% or 4.999% (as the case may be) of the shares of Common Stock outstanding after giving effect to such exercise and (y) an aggregate of 9,057,519 shares of Common Stock issuable upon exercise of warrants held by Cranshire (that were acquired on March 31, 2008) because each of such warrants is not exercisable until the six month and one day anniversary of the issuance date thereof (which was March 31, 2008) (each of such warrants also contain a blocker provision under which the holder thereof does not have the right to exercise such warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.99% of the shares of Common Stock outstanding after giving effect to such exercise). Without such blocker provisions (and assuming the warrants described in clause (y) are currently exercisable), each of the Reporting Persons would be deemed to beneficially own 19,831,345 shares of Common Stock.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: None .

(ii)	Shared power to vote or to direct the vote 6,899,463 .

(iii)	Sole power to dispose or to direct the disposition of None .

(iv)	Shared power to dispose or to direct the disposition of 6,899,463 .

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 9, 2008

CRANSHIRE CAPITAL, L.P.
By:	Downsview Capital, Inc., its general partner

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.
By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

/s/ Mitchell P. Kopin
Mitchell P. Kopin

Exhibit 1
JOINT FILING AGREEMENT
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: April 9, 2008

CRANSHIRE CAPITAL, L.P.
By:	Downsview Capital, Inc., its general partner

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.
By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

/s/ Mitchell P. Kopin
Mitchell P. Kopin